



SECURITIE

v.

06003135

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**1/1/05**___ AND ENDING___**12/31/05**___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Flextrade LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

111 Great Neck Road

(No. and Street)

Great Neck, NY   **11021**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                 Vijay Kedia   **(516) 627-8993**

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                Anchin, Block & Anchin LLP

(Name – *if individual, state last, first, middle name*)

PROCESSED **1375 Broadway, New York**   **NY**   **10018**

(Address)   (City)   (State)   (Zip Code)

MAY 3 0 2006

THOMSON
FINANCIAL

RECEIVED

FEB 2 8 2006

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alan Silberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Flextrade LLC** as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDIITON

DECEMBER 31, 2005

FLEXTRADE LLC

REPORT INDEX

DECEMBER 31, 2005

	PAGE
FACING PAGE TO FORM X-17A-5	1
AFFIRMATION	2
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Notes to the Statement of Financial Condition	5



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER OF
FLEXTRADE LLC:

We have audited the accompanying statement of financial condition of Flextrade LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial conditions is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Flextrade LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
February 9, 2006

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 3,000,764
Accounts receivable, net of $1,050,000 allowance for doubtful accounts	5,852,247
TOTAL ASSETS	**$ 8,853,011**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Sales tax payable	$ 29,282
Deferred revenues	24,081
Customer deposits	272,000
Total Liabilities	325,363

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY	8,527,648
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 8,853,011**

See the accompanying Notes to the Statement of Financial Condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Flextrade LLC (the "Company") was organized in New York on December 18, 2000, as a limited liability company. The Company is wholly owned by Flextrade Systems, Inc. (the "Parent"). The operating agreement provides for the Company to continue until December 31, 2040 unless dissolved sooner.

Principal Business Activity:

The Company licenses computer software primarily to security broker-dealers located throughout the United States. The software's function is to carry out and initiate orders to buy and sell securities. The software routes an investor's order to the broker-dealer for purposes of executing and settling transactions and all other elements of broker-dealer services. The Parent provides customer support services and performs other related administrative functions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents:

Cash equivalents consist of balances in money market accounts.

Revenue Recognition:

The Company's revenue from licensing agreements is based on the number of shares traded through the use of the licensed software and recognized when the trades occur. Upfront fees from customers are deferred and recognized over the life of the contract.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):**

Accounts Receivable and Allowance for Doubtful Accounts:

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes:

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the member.

NOTE 2 - **CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:**

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)i of the Rule.

NOTE 3 - **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital of $2,675,401 which was $2,653,711 in excess of its required minimum net capital of $21,690. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company has an agreement with its Parent, which provides that the Parent will perform all administrative duties for the Company and that the Company will reimburse the Parent for its share of the associated expenses. The Parent charges the Company monthly an amount based on the prior year's actual expenses as detailed in the agreement. The agreement provides that the Parent and the Company shall review the cost allocation between the parties no less than annually whereby such monthly amounts may be adjusted. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

NOTE 5 - CREDIT RISK CONCENTRATION:

The Company maintains accounts in a bank located in New York. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $2,900,000 at December 31, 2005.

NOTE 6 - MAJOR CUSTOMERS:

Certain larger customers of the broker-dealers which license the Company's products may influence the selection of the software to be used.